SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

RECEIVED
2008 JUL -7 P 2:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 2 July 2008 released to Bursa Malaysia an announcement (the "Announcement") in relation to the appointment of Director in SHMB. The Announcement is attached for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

[redacted]

08003626

SUPPL

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 2 July 2008

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

* *for identification purpose only*

dlw 7/8

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGE IN BOARDROOM

Date of change	: 19/06/2008
Type of change	: Appointment
Designation	: Director
Directorate	: Non Independent & Non Executive
Name	: KUOK KHOON HO
Age	: 58
Nationality	: Malaysian
Qualifications	: Graduated from McGill University, Canada with a bachelor's degree in Commerce
Working experience and occupation	: He is currently the Chairman of Kuok Brothers Sdn Bhd and sits on the Board of Transmile Group Berhad. He previously held the positions of Managing Director and Deputy Chairman of Shangri-La Asia Limited, Hong Kong.
Directorship of public companies (if any)	: Transmile Group Berhad
Family relationship with any director and/or major shareholder of the listed issuer	: He is the brother of Madam Kuok Oon Kwong
Details of any interest in the securities of the listed issuer or its subsidiaries	: SHANGRI-LA HOTELS (MALAYSIA) BERHAD Indirect Interest - 10,000 ordinary shares

Remarks

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 3 July 2008 released to Bursa Malaysia an amended announcement (the "Announcement") in relation to the date of appointment of Director in SHMB. The Announcement is attached for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 3 July 2008

** for identification purpose only*

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGE IN BOARDROOM

Date of change	: 26/06/2008
Type of change	: Appointment
Designation	: Director
Directorate	: Non Independent & Non Executive
Name	: KUOK KHOON HO
Age	: 58
Nationality	: Malaysian
Qualifications	: Graduated from McGill University, Canada with a bachelor's degree in Commerce
Working experience and occupation	: He is currently the Chairman of Kuok Brothers Sdn Bhd and sits on the Board of Transmile Group Berhad. He previously held the positions of Managing Director and Deputy Chairman of Shangri-La Asia Limited, Hong Kong.
Directorship of public companies (if any)	: Transmile Group Berhad
Family relationship with any director and/or major shareholder of the listed issuer	: He is the brother of Madam Kuok Oon Kwong
Details of any interest in the securities of the listed issuer or its subsidiaries	: SHANGRI-LA HOTELS (MALAYSIA) BERHAD Indirect Interest - 10,000 ordinary shares

Remarks
The date of appointment was incorrectly stated in the previous announcement

END